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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H. LeBlang, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9125 Monroe Plaza Way, Suite A

(No. and Street)

Sandy (City) UT (State) 84070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Ave, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roy Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H. LeBlang, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

Notary Public

MADISEN MARIE ORN
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 05/15/2022
Commission # 700356

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of M.H. LeBlang, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.H. LeBlang, Inc. (the "Company") as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, thc financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
April 6, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

M.H. LeBlang, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	49,089
Accounts receivable		26,610
Prepaid expenses		9,542
Total assets	$	85,241

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	1,207
Due to related party		41,416
Total liabilities		42,623
Stockholders' Equity:		
Capital stock, no par value, authorized - 200 shares, issued and outstanding - 200 shares		5,000
Additional paid-in capital		52,500
Retained earnings (Accumulated deficits)		(14,882)
Total stockholders' equity		42,618
Total liabilities and stockholders' equity	$	85,241

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Variable annuities	$	188,118
Private placements		136,935
Non-securities insurance		32,444
Mutual funds		22,826
Other income		140
Gain on sale of annuity		16,983
Total income		397,446
Expenses		
Compensation and benefits		350,322
Professional fees		19,725
Occupancy		14,122
Communications and technology		2,669
Regulatory		1,759
Other		1,599
Total expenses		390,196
Net income (loss)	$	7,250

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficits	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balances at December 31, 2017	$ 5,000	$	$ 63,882	$ 15,995	$ 84,877
Capital contributions		52,500			52,500
Capital distributions	-	-	(86,014)		(86,014)
Gain on sale of annuity				(15,995)	(15,995)
Net income (loss)	-	-	7,250		7,250
Balances at December 31, 2018	$ 5,000	$ 52,500	$ (14,882)	$ -	$ 42,618

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	7,250
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Gain on sale of annuity		(16,983)
(Increase) decrease in:		
Accounts receivable		(19,785)
Due from officer		39,477
Prepaid expenses		(5,482)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		11,591
Payroll taxes payable		(646)
Due to related party		28,031
Net cash provided by (used in) operating activities		43,453
Cash flows provided from investing activities:		
Proceeds from sale of annuity		18,870
Net cash provided by (used in) investing activities		18,870
Cash flows from financing activities:		
Capital contributions		52,500
Capital distributions		(86,014)
Net cash provided by (used in) financing activities		(33,514)
Net increase (decrease) in cash		28,809
Cash at December 31, 2017		20,280
Cash at December 31, 2018	$	49,089
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

Supplemantary of Non-Cash

During the year the company recognized $15,995 in realized gains from its other comprehensive income.

The accompanying notes are an integral part of these financial statements.

I. OPERATIONS AND ORGANIZATION

M. H. LeBlang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company operates as a retailer of Variable annuities, Private placements, Insurance products and Mutual funds shares.

The Company was incorporated in 1966 in the State of New York. Effective August 13, 2018 100% of the Company's stock ownership was sold to two individuals actively operating the Company's business. At the time of the sale the new owners made a capital contribution of $52,500 while the previous owner made a capital withdrawal of $86,014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are reported at net realizable value. At December 31, 2018, no allowances for doubtful accounts was deemed necessary.

Revenue Recognition

The Company recognizes commission revenue from the sale of Variable annuities and Insurance products on the sale date, and from the sale of Mutual funds shares on the trade date. At these points, the revenue amount is fixed or determinable; collection is relatively assured; and the Company has completed its performance obligations.

The Company recognizes commission revenue from Private placements of real estate and other limited partnership interests as of the underlying transaction date; when a written agreement has been accepted by both parties, payment in full has been received; and the Company has completed its performance obligations.

The Company also earns minor annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Income Taxes

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2018. The Federal and state income tax returns of the Company for 2017, 2016 and 2015 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed.

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board (FASS) issued Accounting Standards Update (ASU) 2013-02 "Comprehensive Income (Topic 220) reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective the items in net income if the amount being reclassified is required under U. S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U. S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U. S. GAAP that provide additional detail about those amounts. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this pronouncement is not anticipated to have a material impact on the Company'sfinancialresultsordisclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019. The Company is evaluating the impact that ASU 2016-02 will have on its financial statements.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

3. SUBSEQUENT EVENTS

The Company evaluated events and transactions after the date of the Statement of Financial Condition through the date that the financial statements were available to be issued. No matters were identified which require recognition or disclosure in the financial statements.

4. OTHER COMPREHENSIVE INCOME

The Company sold an Investment in annuity during the year ended December 31, 2018. As a result, the Company recorded a realized gain of $16,983; and Other comprehensive income (loss) of $(15,995), representing the reversal of unrealized gains previously recorded.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate under which it is allocated and charged on monthly basis. The agreement includes, but is not limited to, rent, telephone and office expenses. For the year ended December 31, 2018 the Company had allocated expenses totaling $1,680.

6. FAIR VALUE MEASUREMENTS

FairValue Measurement and disclosure establishes a fairvalue hierarchy that prioritizes the inputs to va luation techniques used to measure fair value. FairValue Measurements and disclosure defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e.,the "exit price") in an orderly transaction between market participants. Indetermining fair value. the Organization uses various valuation approaches, including market, income and/or cost approaches. The hierarchy gives the highest priority to unadjusted quoted prices inactive markets for identical assets or liabilities (Level 1 measurements), and lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements and Disclosure and the Organization's related types are described below:.

<u>Level 1FairValue Measurement</u>
Valuesare based on unadjusted quoted prices in active markets for identical assets or liabilities.

<u>Leve l2 Fair Measurement</u>
Values are based on quoted prices for similar instruments in active markets: quoted prices for identical or similar instruments in inactive markets; or inputs that are derived principally from or corroborated by observable market data.

<u>Level 3 FairValue Measurement</u>
Inputs to the valuation methodology are unobservable and significant to the fair value

The following table summarizes the valuation ofthe Organization's assets within the aforementioned valuation hierarchy as of December 31, 2018

Fair Value Measurements:

		At Reporting Date Using:		
	Fair Value	Quoted prices In active Markets for k::lentical Unobservable Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Inputs (Level 3)
December 31,2018 None		$	$	$

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018.

7. INCOME TAXES

The Company's provision for income taxes for the year ended December 31, 2018 consists of:

Federal	$ -0-
State and local	-0-

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $29,108 which was $24,108 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 1.47 to 1, which was less than the 15 to 1 maximum allowed.

9. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

10. COMMITMENTS AND CONTINGENCIES

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2018.

M.H. LeBlang, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	42,618
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		3,968
Prepaid expenses		9,542
Total non-allowable assets		13,510
Net Capital	$	29,108
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities from Statement of Financial Condition	$	42,623
Total aggregate indebtedness	$	42,623
Ratio of aggregate indebtedness to Net Capital	1.47 to 1	

See Report of Registered Independent Public Accounting Firm

M.H. LeBlang, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6.67% of $42,623)	$	2,843
Minimum Net Capital requirement of reporting broker or dealer	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	24,108

There is no material difference between the net capital computation shown here and the net capital computation reported on the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

M.H. LeBlang, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3 **Schedule II**

The Company is exempt from Rule 15c3-3 in accordance with the exemption provisions of paragraph (k)(2)(i).

M.H. LeBlang, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of M.H. LeBlang, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) M.H. LeBlang, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M.H. LeBlang, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) M.H. LeBlang, Inc. stated that M.H. LeBlang, Inc. met the identified exemption provisions throughout the year ended December 31, 2018, without exception. M.H. LeBlang, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. LeBlang, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez + Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
April 6, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

M. H. LeBlang, Inc.
Established 1953

6900 South 900 East, Suite 200
Midvale, UT 84047
(801) 545-8706
hello@everspire.com

Assertions Regarding Exemption Provisions

We, as members of management of M. H. LeBlang, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

M. H. LeBlang, Inc.

By:

Roy Jones, CEO